SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.1)

                                 INTERCEPT, INC.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                    45845L107
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2004
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                        (page 1 of 6 pages)

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CUSIP No. 45845L107                    13D            Page 2 of 6 Pages
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=======================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|



                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS*
                                       WC
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

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)
|-|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,639,937
  OWNED BY
    EACH
 REPORTING
 PERSON WITH
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                   8      SHARED VOTING POWER
                                                  -0-

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                   9      SOLE DISPOSITIVE POWER
                                                 1,639,937

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                  10      SHARED DISPOSITIVE POWER
                                                 -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                                                 1,639,937
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     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*
                                                    |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   8.10%
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     14        TYPE OF REPORTING PERSON*
                                       IA
===================================================================

               SEE INSTRUCTIONS BEFORE FILLING OUT!*
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CUSIP No. 45845L107                    13D            Page 3 of 6 Pages
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The Schedule 13D filed on April 12, 2004 (the "Schedule 13D") by Jana Partners
LLC, a Delaware limited liability company (the "Reporting Person"), relating to the common stock, no par value (the "Shares"), of InterCept, Inc. (the "Issuer" or "InterCept"), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price of the 1,639,937 Shares of Common Stock owned beneficially by JANA Partners LLC is $19,830,617. Such Shares of Common Stock were acquired with investment funds in accounts under management.


Item 4.           Purpose of Transaction.
                  ----------------------
Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 26, 2004, the Reporting Person announced that it had filed a counterclaim for injunctive and declaratory relief in Georgia federal court to force the Issuer to comply with its longstanding bylaw provision requiring the election of four directors to the Issuer's Board of Directors at its 2004 Annual Meeting. In its court filing, the Reporting Person also seeks alternative relief to bring other proposals to a vote at the Annual Meeting. The Reporting Person is also seeking the court to force the Issuer to turn over all of the information to the Reporting Person that it is entitled to under Georgia law in order to effectively communicate with its fellow shareholders in connection with the Annual Meeting. More information is available in the Reporting Person's April 26, 2004 letter to John W. Collins, Chairman and Chief Executive Officer of the Issuer, and the Reporting Person's April 26, 2004 press release, copies of which are attached as exhibits hereto.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------
 Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 20,253,980 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003.

As of the close of business on April 12, 2004, JANA Partners LLC beneficially owned 1,639,937 Shares of Common Stock, constituting approximately 8.1% of the Shares outstanding.

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CUSIP No. 45845L107                       13D         Page 4 of 6 Pages
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Item 7.           Material to be Filed as Exhibits.
                  --------------------------------
Item 7 is hereby supplemented as follows:

Attached hereto as Exhibit 2 is a Letter, dated April 26, 2004, to John W. Collins, Chairman and Chief Executive Officer of InterCept, Inc.

Attached hereto as Exhibit 3 is a press release, dated April 26, 2004.

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CUSIP No. 45845L107                       13D         Page 5 of 6 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 27, 2004                            JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein

                                              -------------------
                                              Barry S. Rosenstein
                                              Managing Director



                                          By:  /s/  Gary Claar


                                              -------------------
                                              Gary Claar
                                              Managing Director

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CUSIP No. 45845L107                       13D         Page 6 of 6 Pages
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                                   SCHEDULE A

Schedule A of the Schedule 13D is hereby amended and restated in its entirety as follows:

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
 Shares of Common Stock              Price Per                 Date of
    Purchased (Sold)                 Share($)               Purchase (Sale)
    -----------                      ---------              -------------

      218,610                        12.3390                 03/10/04
      160,000                        12.7084                 03/11/04
       50,000                        12.4533                 03/12/04
       80,000                        11.9757                 03/15/04
       67,600                        11.4782                 03/23/04
      201,027                        10.7546                 03/24/04
       50,000                        10.8500                 03/25/04
      112,700                        11.6988                 03/30/04
       95,400                        12.0020                 03/31/04
      176,200                        12.2856                 04/01/04
      173,900                        12.4782                 04/02/04
      150,500                        12.4860                 04/05/04
       84,000                        12.8200                 04/07/04
       20,000                        12.9000                 04/12/04